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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO/A

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)
OR SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

INCO LIMITED
(Name of Subject Company (Issuer))

(Amendment No. 22)

TECK COMINCO LIMITED
(Names of Filing Persons (Offerors))

COMMON SHARES
(Title of Class of Securities)

453258402
(CUSIP Number of Class of Securities)

Peter Rozee
Teck Cominco Limited
Suite 600, 200 Burrard Street
Vancouver, British Columbia, Canada
V6C 3L9
(604) 687-1117

(Name, address and telephone number of person authorized to
receive notices and communications on behalf of filing persons)

CT Corporation System
111 Eighth Avenue
New York, New York 10011
(212) 894-8940
(Name, address and telephone number of person authorized to
receive notices and communications on behalf of filing persons)

with copies to:

Geofrey Myers Lang Michener LLP BCE Place, P.O. Box 747 Suite 2500, 181 Bay Street Toronto, Ontario, Canada M5J 2T7 (416) 360-8600	Edwin S. Maynard Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, New York 10019-6064 (212) 373-3000

        This Amendment No. 22 amends and supplements the tender offer statement on Schedule TO (as amended, the "Schedule TO") filed with the U.S. Securities and Exchange Commission on May 23, 2006 by Teck Cominco Limited, a corporation existing under the laws of Canada ("Teck").

        The Schedule TO relates to the offer (the "Offer") by Teck to purchase, on and subject to the terms and conditions of the Offer and Circular dated May 23, 2006 (as amended, the "Offer and Circular"), as amended hereby, all of the outstanding common shares of Inco Limited, a corporation existing under the laws of Canada ("Inco"), together with associated rights (the "Rights") issued and outstanding under the shareholder rights plan of Inco (together, the "Inco Shares"), other than any Inco Shares owned, directly or indirectly, by Teck and its affiliates on any date upon which Teck takes up or acquires Inco Shares pursuant to the Offer, and including any Inco Shares that may become issued and outstanding after the date of the Offer but prior to midnight (Toronto time) on August 16, 2006 or such other date as is set out in a notice of variation of the Offer issued at any time and from time to time accelerating or extending the period during which Inco Shares may be deposited to the Offer (the "Expiry Date") (provided that, if such day is not a business day, then the Expiry Date will be the next business day), upon the conversion, exchange or exercise of any securities of Inco (other than the Rights) that are convertible into or exchangeable or exercisable for Inco Shares, for a combination of, at the election of each holder, (a) Cdn. $82.50 in cash or (b) 1.1293 Teck Class B subordinate voting shares and Cdn. $0.05 in cash for each Inco common share, subject, in each case, to pro ration.

        The Offer is subject to the terms and conditions set forth in the Offer and Circular dated May 23, 2006 and the related Letter of Transmittal, copies of which were filed as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, to the Schedule TO, as amended by the Notice of Variation and Extension, dated July 24, 2006, filed as Exhibit (a)(1)(vii) to the Schedule TO (the "First Variation"), the Notice of Variation and Extension, dated August 3, 2006, filed as Exhibit (a)(1)(viii) to the Schedule TO (the "Second Variation") and the revised Letter of Transmittal, filed as Exhibit (a)(1)(ix) to the Schedule TO.

        Capitalized terms used herein and not defined herein have the respective meaning assigned to such terms in the Offer and Circular, as amended by the First Variation and Second Variation.

Item 12.	Exhibits.
Item 12 of the Schedule TO is amended and supplemented by adding the following:
(a)(5)(xxix)	Press release of Teck dated August 8, 2006, incorporated by reference to Teck's filing pursuant to Rule 425 on August 8, 2006.

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SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TECK COMINCO LIMITED
By:	/s/ PETER ROZEE Name: Peter Rozee Title: Senior Vice President, Commercial Affairs

Dated: August 8, 2006

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INDEX TO EXHIBITS

Exhibit Number
(a)(5)(xxix)	Press release of Teck dated August 8, 2006, incorporated by reference to Teck's filing pursuant to Rule 425 on August 8, 2006.

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SIGNATURES
INDEX TO EXHIBITS